Mail Stop 7010

      February 2, 2006


Mr. Michael T. Adams
Chief Executive Officer
LaPolla Industries, Inc.
15402 Vantage Parkway East #322
Houston, TX  77032

	RE:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, June 30, and September
30, 2005
		Form 8-K/A filed April 27, 2005
		File No. 1-31354

Dear Mr. Adams:

      We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






DRAFT FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

2. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

3. Please tell us when you will file your restated Form 10-K. We remind you that when you file your restated Form 10-K you should appropriately address the following:

* an explanatory paragraph in the reissued audit opinion,
* for each error, including the presentation of discontinued operations, the classification of the related party payable, and any other errors resulting in a change to your outstanding financial statements, full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
		Refer to Items 307 and 308(c) of Regulation S-K.
* updated certifications.

Financial Statements

Consolidated Statements of Cash Flows, page F/A-2-9

4. The amounts presented in your provision for losses on accounts receivable line item are (793), 302, and 14,180 for the three years ended December 31, 2004.  Based on your disclosure in Schedule II
-
Valuation and Qualifying Accounts, it appears the amounts should be
793, (302), and 8,988, respectively.  Please revise accordingly.

Note 3 - Discontinued Operations, page F/A-2-13

5. The table on page F/A-2-14 does not reflect the non-current portion of assets of discontinued operations of $830,471 reflected on the balance sheet as of December 31, 2004. Please revise or advise.

Note 6 - Goodwill and Purchased Intangible Assets, page F/A-2-14

6. We have reviewed your response to comment nine. Please note that a reporting unit for purposes of goodwill impairment testing is an operating segment or one level below an operating segment, as defined in paragraph 10 of SFAS 131. Your market valuation at December 31,
2004 appears to have included value attributable to your discontinued and corporate operations, in addition to the Infiniti reporting unit.

Paragraph 23 of SFAS 142 states that the fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Presumably a buyer would adjust the purchase price for liabilities assumed.
The
fair value you calculated using your earnings multiple analysis does not appear to contemplate a decrease in fair value for the liabilities of the reporting unit. Please revise your analysis accordingly.

7. Paragraph 19 of SFAS 142 specifies that the first step of a goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. In your analysis, you compare your estimate of fair value to the carrying value of goodwill alone. Please revise your analysis to compare your revised estimate of fair value to the carrying value of the entire Infiniti reporting unit. If this comparison indicates that the carrying value of the reporting unit exceeds its fair value, please also provide us with your step two analysis of goodwill impairment prepared in accordance with paragraphs 20-21 of SFAS 142.

Note 13 - Net Loss per Common Share - Basic and Diluted, page F/A-
2-
19

8. We have reviewed your response to comment 11.  The 2002 and
2003
loss per share amounts presented on the face of your statement of operations do not agree to those presented within this footnote. Regarding the presentation on the face of your statement of operations, it appears that you have not taken into account the dividends on preferred stock. Please revise.

Note 14 - Securities Transactions, page F/A-2-19

9. We have reviewed your response to comment 16. Please clarify your disclosure to clearly describe how you accounted for the receipt of shares of common stock. Our understanding is that you did not recognize any income related to this transaction. If our understanding is correct, this disclosure should not indicate that you recognized income related to this transaction.

*    *    *    *

      Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael T. Adams
LaPolla Industries, Inc.
February 2, 2006
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE